UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________.
Commission File Number: 000-22374
FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Full title of the plan
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

REQUIRED INFORMATION
     The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.
     The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

Audited Financial Statements And Supplemental Schedule with
Report of Independent Registered Public Accounting Firm
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 25, 2009
Atlanta, Georgia

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments at fair value	$8,232,892	$12,132,585
Contributions receivable
Participant	45,294	47,478
Employer	15,020	15,943

Total Assets	8,293,206	12,196,006

Liabilities
Refundable contributions	3,946	8,967

Net assets available for benefits	$8,289,260	$12,187,039

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions

Investment income:
Interest and dividends	$226,138

Total investment income	226,138

Contributions:
Participants	1,510,495
Employer	435,408

Total contributions	1,945,903

Total additions	2,172,041

Deductions

Net depreciation in fair value of investments	4,660,844
Distributions to participants	1,408,976

Total deductions	6,069,820

Net decrease	(3,897,779)

Net assets available for benefits:
Beginning of year	12,187,039

End of year	$8,289,260

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of Plan
The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as (the “Companies”).
All employees of the Companies who have attained age 21 are eligible to participate in the Plan. All eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 3% of compensation per payroll period. At any time participants may elect to change the deferral percentage or not to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service before tax limitation.
The Companies make a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2008.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.
Vesting
Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Companies’ future contributions to the Plan and pay administrative costs. The total available forfeitures were $728 and $6,107 at December 31, 2008 and 2007, respectively. For the year ended December 31, 2008, employer contributions to the Plan were reduced by approximately $58,000 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments or a combination of a lump sum and installments.
Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Adjustments, if needed, are made to the fair value of benefit responsive investment contracts to report these contracts at contract value on the Statements of Net Assets Available for Benefits. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price in an active market on the last business day of the year. Securities transactions are accounted for on the trade date. Participant loans are valued at their outstanding balances, which approximates fair value. At December 31, 2008 and 2007 contract value approximated fair value for the investment in the Prudential Retirement Insurance and Annuity Company (“PRIAC”) Guaranteed Income Fund (“GIF”).
Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 effective January 1, 2008 (See Note 6).
3. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 20, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2008-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
4. Investments
The net depreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is as follows for the year ended December 31, 2008:

Net Depreciation
in Fair Value
of Investments

Fidelity Southern Corporation Common Stock	$(1,495,493)

Mutual Funds	(3,165,351)

Total	$(4,660,844)

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2008	2007

Fidelity Southern Corporation Common Stock*	$1,217,984	$2,139,030
PRIAC Guaranteed Income Fund*	1,973,100	1,735,016
Amer:Europacific Grow R3 Fund	804,097	1,463,677
Growth Fund of America R3	933,325	1,673,377
Thornburg Core Growth R3 Fund	417,494	918,203
Vanguard 500 Index Fund	731,297	1,268,096
Prudential Financial is the trustee and recordkeeper of the Plan.

*	Parties-in-interest to the Plan
One of the investment options of the Plan is a group annuity contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). Under this contract, participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as book value. Given these provisions, this contract is considered to be fully benefit responsive and therefore the contract value for net assets is reported in the Plan’s financial statements.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.
Upon establishing interest credit rates for this product, many factors are considered, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within PRIAC’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
The average yield earned by the Plan from the investment contract for the years ended December 31, 2008 and 2007, was 3.85% and 4.20%, respectively. The average crediting rate yield credited to the participants for the years ended December 31, 2008 and 2007, was 3.85% and 4.20%, respectively.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.
There are not any events that allow PRIAC to terminate the contract and which require the Company to settle at an amount different than contract value paid either within 90 days or over time.
5. Transactions with Parties-in-Interest
At December 31, 2008 and 2007, the Plan held 337,392 and 229,264 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2008 and 2007, was $1,217,984 and $2,139,030, respectively. During 2008, the Plan received $51,336 in dividends on Fidelity Southern Corporation Common Stock.
The Companies pay all administrative costs associated with the operation of the Plan. The Plan allows payment of administrative costs with forfeitures. No administrative costs were paid from forfeited amounts for the year ended December 31, 2008.
6. Fair Value Measurements
On January 1, 2008, the Plan adopted SFAS 157. For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.
SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:
•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and includes valuation techniques which use prices for similar assets and liabilities.

•	Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.
•	Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Fidelity Southern Corporation Common Stock: The fair value of this security is based on observable market quotations for identical assets and is valued at the closing price reported on the active market on which the individual securities are traded.

•	PRIAC Guaranteed Income Fund: The fair value of the investment in this fund is equal to the contract value as these contracts are fully benefit-responsive. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

•	Loans: Loans are valued at amortized cost plus accrued interest, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008 Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable
	Total	(Level 1)	(Level 2)	Inputs (Level 3)
Mutual Funds	$4,995,788	$4,995,788	$—	$—
Fidelity Southern Corporation
Common Stock	1,217,984	1,217,984	—	—
PRIAC Guaranteed Income Fund	1,973,100	—	1,973,100	—
Loans	46,020	—	—	46,020

Total investments	$8,232,892	$6,213,772	$1,973,100	$46,020

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in Net Depreciation in Fair Value of Investments. For the period ended December 31, 2008 the net amount reported was $(4,660,844).
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets at December 31, 2008:

Loans

Balance, beginning of year	$76,121
New loans issued, interest earned, and repayments, net	(30,101)

Balance, end of year	$46,020

Supplemental Schedule

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
EIN: 58-1174938 Plan Number 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issue	Description of Investment	Current Value

*The Prudential Insurance Company of America	Guaranteed Income Fund	$1,973,100

Fred Alger & Company, Inc.	Alger Small Cap Growth I Fund	81,772

Alliance Bernstein, L.P.	Alliance Bernstein 2010 Ret Strat Fund	105
Alliance Bernstein, L.P.	Alliance Bernstein 2020 Ret Strat Fund	10,889
Alliance Bernstein, L.P.	Alliance Bernstein 2025 Ret Strat Fund	153
Alliance Bernstein, L.P.	Alliance Bernstein 2035 Ret Strat Fund	651
Alliance Bernstein, L.P.	Alliance Bernstein 2040 Ret Strat Fund	1,191
Alliance Bernstein, L.P.	Alliance Bernstein 2045 Ret Strat Fund	2,238
Alliance Bernstein, L.P.	Alliance Bernstein International Val A Fund	37,142

American Funds Distributors, Inc.	Amer:Europacific Grow R3 Fund	804,097

American Funds Distributors, Inc.	Growth Fund of America R3	933,325

*Prudential Investment Management, Inc.	Dryden Global Real Estate A Fund	42,924

Federated Investors, Inc.	Federated International Sm Co A Fund	90,186

Fidelity Management & Research Co.	Fidelity Adv Leverage Co Stock T Fund	102,482

Goldman Sachs Company	Goldman Sachs Growth Strat A Fund	212,873
Goldman Sachs Company	Goldman Sachs Ultra Short Duration Fund	19,466

John Hancock Funds, LLC	John Hancock Balanced A Fund	329,903

Dreman Value Management, LLC	DWS Dreman Small Cap Value A Fund	331,484

Pacific Investment Management Co., LLC	PIMCO Total Return A Fund	389,566

Thornburg Investment Management, Inc.	Thornburg Core Growth R3 Fund	417,494

FAF Advisors, Inc.	First Amer Mid Cap Value Fund	172,407

Allianz Global Investors of America, L.P.	Allianz NFJ Div Value A Fund	284,143

The Vanguard Group, Inc.	Vanguard 500 Index Fund	731,297

*Fidelity Southern Corporation	Common Stock	1,217,984

*Participant Loans	Interest rates ranging from 5.00% to
	9.25%, due no later than 2026	46,020

		$8,232,892

*	The above-identified parties represent parties-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN
Dated: June 25, 2009	By:	/s/ Stephanie Huckaby
Stephanie Huckaby
Plan Administrator Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan